January 29, 2007

Via Facsimile ((336) 232-9196) and U.S. Mail

John M. Cross, Esq.
Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
P.O. Box 26000
Greensboro, NC  27420

Re:	South Street Financial Corporation
	Amended Schedule 13E-3
	File No. 005-49027
	Filed January 19, 2007

    Revised Preliminary Proxy Statement on Schedule 14A
    Filed January 26, 2007
	     File No. 000-21083

Dear Mr. Cross:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Amended Schedule 13E-3

General
1. We reissue comment 1 in part. Please provide your legal analysis as to why the common stock and Series A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934.
Please support your analysis with citations to state statutory or case law, where appropriate.

Revised Preliminary Proxy Statement

General
2. We note your response to comment 3. Please revise your proxy statement to present each of the Authorization and the Conversion as separate matters.

Cover Page
3. We note your response to comment 8. Please highlight the added disclosure added in response to our comment. Also, please disclose the part of your response that addressed the timing of a fair value payment pursuant to an exercise of dissenters` rights.
4. Please disclose on the cover page the information in the first sentence of your response to comment 9.

Summary Term Sheet, page 3
5. We note your response to comment 11. Please revise your disclosure throughout the proxy statement to refer to the current transaction as a going private transaction. We note additionally that all transactions subject to Rule 13e-3 are going private transactions.

Special Factors

Background of the Transaction, page 11
6. We note the added disclosure added in response to our comment
13.
Please explain in the proxy statement why the Board`s conclusion has not changed in light of recent relief granted in connection with the implementation of Section 404 of the Sarbanes-Oxley Act.
7. We reissue comment 14. The disclosure added in response to our comment does not provide a reasonably detailed description of the Howe Barnes presentation. Instead, the new disclosure appears to disclose the agenda of those meetings. Please revise your disclosure to describe the information required by Item 1015(b)(6) of Regulation
M-A.

Recommendation of the Board of Directors; Fairness of the Recapitalization, page 20
8. We reissue comment 23. Note that the fairness determination required to be made by the company must be as to its unaffiliated security holders. To the extent the board is relying on a financial advisor`s fairness opinion that is addressed to a larger group of security holders that includes affiliated and unaffiliated security holders, the company must explain how it was able to make its required determination.

Opinion of Financial Advisor, page 26
9. We reissue comment 24. We are unable to locate the added disclosure referred to in your response.
10. We reissue comment 25.  We note that the only projected
financial
information appearing in your proxy statement appears to be the earnings per share for the years 2006-2010. Please disclose the complete financial forecasts and projections provided to Howe Barnes or confirm supplementally that the only financial projections or forecasts provided to Howe Barnes, and which served as the basis for its analysis, are the earnings per share forecasts.
11. Refer to prior comment 27. We note the added disclosure appearing in the sentence immediately before the table on page __. Please explain in your disclosure the significance of the Comparable
Company Analysis to Howe Barnes` fairness opinion given the
advisor`s
conclusion that the company`s "unique financial characteristics were
not captured ..... by a peer group of individually selected
guideline
companies" (emphasis added).
12. We reissue comment 31. Clarify in your disclosure the date upon which the premium in each listed transaction was measured. For example, what measurement date was used to arrive at the 17% premium identified in the Harbor Bankshares transaction announced on May 12,
2006?  Was it 30 days prior to the announcement?  Was it 60 days?

Closing
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions



John M. Cross, Esq.
Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
January 29, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE